UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11- K	☒ Form10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:          March 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Deep Well Oil & Gas, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Suite 700, 10150 – 100 Street NW

Address of Principal Executive Office (Street and Number)

Edmonton, Alberta, Canada T5J 0P6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Corporation’s quarterly report on Form 10-Q for the period ending March 31, 2020 cannot be filed within the prescribed time period for the following reasons:

1.)

On March 11, 2020, the World Health Organization assessed and characterized the novel coronavirus disease (“COVID-19) as a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the Canada and the United States, have imposed unprecedented, but not limited to, restrictions on travel, social gathering, and business closures.

To help stop the spread of COVID-19 and to minimize the exposure risk of the Corporation’s employees and executive officers, the Corporation continues to follow social distancing by continuing a work from home strategy. Working from home has had several disadvantages that has adversely affected the efficiency of the Corporation’s preparation and completion of its consolidated financial statements resulting in delays caused by limited access to physical files, obtaining required signatures remotely, and setting up accounting and computer systems for employees to work from home. As a result of these delays, caused by the COVID-19 outbreak, the Corporation previously filed a Current Report on Form 8-K on May 14, 2020 with the U.S Securities and Exchange Commission applying for a 45-day extension to file its Quarterly Report on Form 10-Q for the period ending March 31, 2020, on June 29, 2020 (the “Extended Deadline”). The Extended Deadline relied on an order issued by the Securities and Exchange Commission (the "SEC") on March 25, 2020 Release No. 34-88465 (which extended and superseded a prior order issued on March 4, 2020 Release No. 34-88318) pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (the "Order"). After relying on the Order the Corporation is filing this Notification of Late Filing under Rule 12b-25 to further extend its filing deadline because it is unable to file its Quarterly Report on Form 10-Q for the period ending March 31, 2020 by the previous Extended Deadline. The Corporation and its independent registered public accounting firm are still in the process of completing their work required in order for the Corporation’s independent registered public accounting firm to complete their review of the Corporation’s consolidated financial statements for the period ending March 31, 2020.

Under Rule 12b-25 the Corporation currently anticipates filing its Quarterly Report on Form 10-Q and its related XBRL documents for the period ending March 31, 2020 on or before July 6, 2020.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Curtis Sparrow Chief Financial Officer	780	409-8144
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Deep Well Oil & Gas, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2020	By:	/s/ Curtis J. Sparrow
Curtis J. Sparrow, P.Eng., MBA
Chief Financial Officer

Exhibit A

TURNER, STONE & COMPANY, L.L.P.

Accountants and Consultants

12700 Park Central Drive, Suite 1400

Dallas, Texas 75251

Tel: 972 239 1660

June 29, 2020

Deep Well Oil & Gas, Inc.

Suite 700, 10150 – 100 Street NW

Edmonton, Alberta T5J 0P6

CANADA

Gentlemen:

We have been provided with a copy of the Form 12b-25 to be filed by Deep Well Oil & Gas, Inc. (the “Corporation”) on or about June 29, 2020, whereby the Corporation anticipates filing its March 31, 2020 quarterly report on Form 10-Q and related documents on or before July 6, 2020. We have read the Corporation’s statements contained in Part III therein and we agree with the statements made regarding our firm, Turner, Stone & Company, L.L.P.

Very truly yours,

/s/ Turner, Stone & Company, L.L.P

Turner, Stone & Company, L.L.P.

Dallas, Texas